

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Evan Sohn
Chief Executive Officer
Recruiter.com Group, Inc.
500 Seventh Avenue
New York, New York 10018

> **Re: Recruiter.com Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 16, 2022**
> **File No. 333-267470**

Dear Mr. Sohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology